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                          January 31, 2022

       Narayan Prabhu
       Chief Financial Officer
       REVIVA PHARMACEUTICALS HOLDINGS, INC.
       19925 Stevens Creek Blvd., Suite 100
       Cupertino, CA, 95014

                                                        Re: REVIVA
PHARMACEUTICALS HOLDINGS, INC.
                                                            Registration
Statement on Form S-3
                                                            Filed January 26,
2022
                                                            File No. 333-262348

       Dear Mr. Prabhu:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Lauren
Hamill at 303-844-1008 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Steven Skolnick